UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 30, 2006 (March 29, 2006)

Behringer Harvard Mid-Term Value Enhancement Fund I LP

(Exact Name of Registrant as Specified in Its Charter)

Texas	**000-51292**	**71-0897613**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03   Material Modification to Rights of Security Holders.

The Registrant's general partners, by resolution effective as of March 29, 2006, have determined to amend the Registrant's Agreement of Limited Partnership pursuant to Section 11.2(b) in order to correct errors contained in Section 8.11 of the Agreement of Limited Partnership that do not correspond to the Registrant's intent and create ambiguity between the Agreement of Limited Partnership and prior disclosure in the prospectus contained in the Registrant's Registration Statement on Form S-11, as amended and supplemented from time to time (the "Prospectus"). The Second Amendment to Agreement of Limited Partnership removes a provision from the preamble to Section 8.11 which provided that the Registrant's unit redemption program shall begin after one year following the termination of the Registrant's public offering of its units of limited partnership interest. In addition, Section 8.11(a) has been corrected to more accurately describe the limitations on the amount of the Registrant's funds that may be applied to repurchases under the unit redemption program. As a result of such amendment, Section 8.11 of the Agreement of Limited Partnership now more closely corresponds to the Registrant's intent and the Prospectus disclosure.

Furthermore, effective as of March 29, 2006 and pursuant to Section 8.11(j) of the Registrant's Agreement of Limited Partnership, the Registrant's general partners, by resolution effective as of March 29, 2006, have determined to modify the price at which units of limited partnership interest held by the Registrant's limited partners will be redeemed by the Registrant pursuant to the Registrant's unit redemption program. As a result of such modification, the price at which units will be redeemed shall be as follows:

- Except as described below for redemptions upon the death of a limited partner or upon the disability of the limited partner or such limited partner's need for long-term care, the purchase price per unit for the redeemed units will equal (1) for redemptions on or prior to December 31, 2008, the amount by which (a) the lesser of (i) 90% of the average price per unit the original purchaser or purchasers of units paid to the Registrant for all of his or her units or (ii) $9.00 exceeds (b) the aggregate amount of net sale proceeds per unit, if any, distributed to investors prior to the redemption date as a result of the sale of one or more of the Registrant's properties, or (2) for redemptions after December 31, 2008, the lesser of (a) 100% of the average price per unit the original purchaser or purchasers of units paid for all of his or her units or (b) 90% of the net asset value per unit on the date of redemption, based upon the most recent appraisal.

- The purchase price per unit for units redeemed upon the death of a limited partner or upon the disability of a limited partner or such limited partner's need for long-term care (provided that the condition causing such disability or need for long-term was not pre-existing on the date that such limited partner became a limited partner), until December 31, 2008, will be equal to the amount by which (1) the average price per unit the limited partner paid to the Registrant for all of his or her units exceeds (2) the aggregate amount of net sale proceeds per unit, if any, distributed to investors prior to the redemption date as a result of the sale of one or more of the Registrant's properties. Thereafter, the purchase price will be the net asset value per unit on the date of redemption, based upon the most recent appraisal.

This modification to the price at which units will be redeemed pursuant to the Registrant's unit redemption program shall supersede any provisions regarding the redemption price in the Registrant's Agreement of Limited Partnership, including but not limited to, Section 8.11 of the Registrant's Agreement of Limited Partnership and any prior modifications to the repurchase price disclosed in the Registrant's Prospectus.

The foregoing description of the Second Amendment to Agreement of Limited Partnership is qualified in its entirety by reference to such amendment, which has been filed as an exhibit to this Form 8-K and is incorporated herein.

Item 9.01   Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired.

None.

(b)   Pro Forma Financial Information.

None.

(c)   Shell Company Transactions.

None.

(d)   Exhibits.

3.1   Second Amendment to Agreement of Limited Partnership of Behringer Harvard Mid-Term Value Enhancement Fund I LP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Behringer Harvard Mid-Term Value Enhancement Fund I LP

By: Behringer Harvard Advisors I LP
Co-General Partner

By: Harvard Property Trust LLC
General Partner

Dated: March 30, 2006   By: /s/ Gerald J. Reihsen, III
Gerald J. Reihsen, III
Executive Vice President – Corporate
Development & Legal and Secretary

EXHIBIT 3.1

**SECOND AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP OF
BEHRINGER HARVARD MID-TERM VALUE ENHANCEMENT FUND I LP**

This **SECOND AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP** of Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Partnership") is entered into this 29th day of March, 2006 by and among Behringer Harvard Advisors I LP, a Texas limited partnership, and Robert M. Behringer (each a "General Partner"), and the various limited partners who are parties to that certain Agreement of Limited Partnership of Behringer Harvard Mid-Term Value Enhancement Fund I LP dated July 30, 2002, as amended, by virtue of their interest in the Partnership (capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Partnership Agreement, as defined below).

WHEREAS, each of the parties hereto are parties to that certain Agreement of Limited Partnership of Behringer Harvard Mid-Term Value Enhancement Fund I LP dated July 30, 2002, as amended by that certain First Amendment to Agreement of Limited Partnership dated June 2, 2003 (the "Partnership Agreement"); and

WHEREAS, the parties hereto wish to further amend the Partnership Agreement as described below;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Preamble to Section 8.11. The preamble to Section 8.11 of the Partnership Agreement is hereby deleted in its entirety and replaced with the following:

"**8.11 Repurchase of Units.** The Partnership shall have the right, in the sole discretion of the General Partners, to use funds to purchase Units upon written request of a Limited Partner who has held such Units for at least one year, subject to the terms and conditions of this Section 8.11."

2. Amendment to Section 8.11(a). Section 8.11(a) of the Partnership Agreement is hereby deleted in its entirety and replaced with the following:

"**(a)** Partnership funds applied to repurchases shall not exceed the sum of (i) one percent (1%) of Cash Flow from the previous fiscal year plus (ii) the aggregate proceeds received from the Distribution Reinvestment Plan, subject to the General Partners' discretion to increase such amount from time to time and provided that no such purchase shall be made if such purchase would impair the capital or operation of the Partnership."

3. Effect. Except as set forth above, the Partnership Agreement shall remain in full force and effect.

4. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed part of the same document.

IN WITNESS WHEREOF, the undersigned hereby execute this Second Amendment to Agreement of Limited Partnership of Behringer Harvard Mid-Term Value Enhancement Fund I LP under seal as of the date and year first above written.


GENERAL PARTNERS:


ATTEST: BEHRINGER HARVARD ADVISORS I LP
                                            A Texas limited partnership

By: /s/ Gary S. Bresky   By: Harvard Property Trust, LLC
                                                   Its General Partner

Name: Gary S. Bresky

Title: Chief Financial Officer   By: /s/ Robert M. Behringer
                                                       Robert M. Behringer
                                                       Chief Executive Officer

                                            /s/ Robert M. Behringer
                                            Robert M. Behringer

                                            LIMITED PARTNERS:

                                            By: /s/ Robert M. Behringer
                                                Robert M. Behringer, as attorney-in-fact of
                                                Behringer Harvard Mid-Term Value Enhancement
                                                Fund I LP pursuant to Sections 19.1(a)(iv) and (vii)
                                                of the Partnership Agreement